Schering AG: Addresses Approval Delay of HRT Patch in the US

Berlin, Germany, July 3, 2001; Schering AG (FSE: SCH, NYSE: SHR) announced today that it has received a Non-Approvable Letter from the U.S. Food and Drug Administration (FDA) concerning the New Drug Application (NDA) on an estradiol/ levonorgestrel transdermal combination patch for continuous treatment of menopausal symptoms in the field of Hormonal Replacement Therapy (HRT).
"The company is maintaining an active dialogue with FDA. In examining all options to advance the application, we hope to resolve the agency's requirements quickly", said Prof. Dr. Werner-Karl Raff, Head of Schering AG's Fertility Control & Hormone Therapy business area.

In the letter, the FDA focused on technical aspects of two clinical studies, which have to be addressed before the application can be approved.

The delay in the approval will not affect Schering AG's sales and earnings expectations in 2001.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radio-pharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, July 3, 2001
Schering AG
Corporate Communication

For further information please contact:
Dr. Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96
Fax: +49-30-468 166 46
e-mail: friedrich.vonheyl@schering.de

Astrid Forster - Pharma Communication:
Tel.: +49-30-468 120 57
Fax: +49-30-468 167 10
e-mail: astrid.forster@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38
Fax: +49-30-468 166 46
e-mail: peter.vogt@schering.de